FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September, 2012

Commission File Number 1-32001

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXPLANATORY NOTE

In respect to comments received from the staff of the SEC, this Form 6-K/A is being furnished to (i) amend the Form 6-K previously furnished by Lorus Therapeutics Inc. (the "Corporation") on November 16, 2009, in order to re-file Exhibits 99.2 through 99.7 thereto which have been filed as Exhibits 99.1 through 99.6 of this Form 6-K/A (ii) amend the Form 6-K previously furnished by the corporation on April 21, 2008 in order to re-file Exhibits 99.1 through 99.3 thereto which have been filed as Exhibit 99.7, 99.8 and 99.9 of this Form 6-K/A.

DOCUMENTS FILED AS PART OF THIS FORM 6-K/A

See Exhibit Index hereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: September 27, 2012	By:	/s/ “Elizabeth Williams”
Elizabeth Williams
Director of Finance and Controller

EXHIBIT INDEX

99.1	Animal Rights Licence Agreement dated June 19, 2009
99.2*	Asset Purchase Agreement dated June 19, 2009
99.3*	Amendment, Assignment, Assumption Novation and Consent Agreement dated June 19, 2009
99.4*	Settlement Agreement dated June 19, 2009
99.5*	Share Purchase Agreement dated June 19, 2009
99.6*	Supply and Services Agreement dated June 19, 2009
99.7*	Licence Agreement dated April 8, 2008
99.8*	Zor Pharmaceuticals, LLC Limited Liability Company Agreement
99.9*	Independent Contractor Service Agreement

* Confidential treatment has been requestd for parts of this document, which are omitted and filed separately with the SEC.